March 23, 2015

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FlexFridge, Inc.
Registration Statement on Form 10 Amendment 3
Filed March 23, 2015
File No. 000-55359

Dear Mr. Spirgel:

This letter is submitted on behalf of FlexFridge, Inc. (the “Company”) in a change to a response to a comment from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 10 (the “Form 10”) as set forth in your letter, dated March 20, 2015 (the “Comment Letter”), to Dr. Shaun Passley, President and Chief Executive Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10 as filed with the Commission.

General

1.     We note your response to comment three. Please revise to indicate the correct date the spin off occurred, as opposed to September 15, 2015.

Response to Comment No. 1:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company revised the date to September 15, 2013. See page 3 of the Amendment No. 3 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Registering Shares,” which was filed with the Commission on March 23, 2015.

2.     We note your response to comment five. Your revised disclosure does not specifically address your election with regard to delayed adoption of new or revised accounting standards, or, if applicable, that as a result of such election your financial statements may not be comparable to companies that comply with public company effective dates. Please revise.

Response to Comment No. 2:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company revised to elect to delay adoption of new accounting standards. See page 3 of the Amendment No. 3 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Emerging Growth Company,” which was filed with the Commission on March 23, 2015.

3.     We note your response to comment six. Please revise to remove the remaining references to there being an “information statement,” and to Exhibit 99.1, found on page 2 of your registration statement.

Response to Comment No. 3:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company revised to elect to delay adoption of new accounting standards. See page 1 of the Amendment No. 3 to the Registration Statement on Form 10 (the “Amended Form 10”) which was filed with the Commission on March 23, 2015.

Item 2. Financial Information, page 3

Liquidity and capital resources, page 4

Response to Comment No. 4:

4.     We note your response to comment seven. Please expand your disclosure to discuss the current status of your financing goals. In that regard, anticipated timing and progress toward goals is unclear. Consider providing a timetable along with discussion of events or circumstances that could delay or prevent the achievement of goals.

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company disclosed additional information about the crowd funding campaign. See page 4 of the Amendment No. 3 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Liquidity and capital resources,” which was filed with the Commission on March 23, 2015.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (312) 955-0512.

Sincerely,

/s/ Shaun Passley, Ph.D.
Shaun Passley, Ph.D.

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